EXHIBIT (d)(2)(D)

Guaranteed Insurability Option Rider

THE UNION CENTRAL LIFE INSURANCE COMPANY

("the Company")

GUARANTEED INSURABILITY OPTION RIDER

BENEFIT. On each option date while this rider is in force the owner may increase the specified amount by the benefit amount of this rider shown in the schedule. No proof will be required. The option dates will be the annual dates nearest the insured's 25th, 28th, 31st, 34th, 37th and 40th birthdays.

ADVANCING OF OPTION DATES. The owner may elect to advance the next option date on these occasions:

(1) the date of the insured's marriage; or

(2) the date of the live birth of a child of the insured's marriage; or

(3) the date of legal adoption by the insured of a child under 18 years of age.

The effective date of the increase will be the third monthly date after the occasion. If more than one child is born or adopted on the same date, an option date will be advanced with respect to each child. An advanced option date replaces the next regular option date. In no event may the total number of options elected exceed the number of option dates that occur after the policy date of this rider.

OTHER RIDERS. The owner may increase the monthly total disability benefit provided by this policy, if any, on an option date in the same proportion as the specified amount increase elected under this rider.

If on an option date premiums are being credited under the terms of a Total Disability Benefit Rider, the Company will automatically increase the specified amount of insurance for the insured by the benefit amount of this rider, and will also increase the monthly total disability benefit in the same proportion.

The owner may increase the accidental death benefit provided by this policy, if any, on an option date in the same proportion as the specified amount increase elected under this rider, provided that the total amount of accidental death benefit for all policies issued by the Company on the insured's life does not exceed $150,000.

OPTION PERIOD. The option period for an option date begins 60 days before and ends 31 days after that date. The option period for an option date that has been advanced begins on the date of any occasion in the ADVANCING OPTION DATES section and ends 91 days after that date.

AUTOMATIC TERM INSURANCE. The Company will provide free term insurance on the life of the insured for the option period of an available option date established by marriage, birth, or adoption of a child. This insurance is not payable if the insured dies by suicide, while sane or insane. The amount will be equal to the option amount. This insurance will expire on the day before the third monthly date after the marriage, birth or adoption.

If the specified amount is reduced below the benefit amount of this rider, the benefit amount will be changed to the reduced specified amount. The monthly cost for this rider will also be reduced.

TERMINATION OF BENEFIT. This rider will terminate:

(1) when the policy terminates; or

(2) on the first monthly date after the owner gives the Company notice; or

(3) on the annual date nearest the insured's 40th birthday.

REINSTATEMENT. The owner may put this rider back in force prior to the annual date nearest the insured's 40th birthday if:

(1) the owner gives the Company notice;

(2) the policy is in force;

(3) the insured gives the Company proof within five years after this rider stopped;

(4) payment is made of enough premium to cover past monthly deductions not made; and

(5) payment is made of enough premium to keep this rider in force for two months.

CONTRACT. This rider is made a part of the policy and is based on the application for this rider.

MONTHLY COST. The Company will deduct the monthly cost for this rider until the benefit terminates.

RIDER SPECIFICATIONS. The issue date, policy date, monthly cost and benefit amount for this rider are shown in the schedule.

Signed for the Company at Cincinnati, Ohio

Secretary	President